Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Our Military Travel, Inc.
20955 Pathfinder Road #100
Diamond Bar, CA 91765
OurMilitaryTravel.com

Up to $107,000.00 in Class A Common Stock at $0.25
Minimum Target Amount: $10,000.00

Company:

Company: Our Military Travel, Inc.
Address: 20955 Pathfinder Road #100, Diamond Bar, CA 91765
State of Incorporation: DE
Date Incorporated: May 18, 2017

Terms:

Equity

Offering Minimum: $10,000.00 | 40,000 shares of Class A Common Stock
Offering Maximum: $107,000.00 | 428,000 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.25
Minimum Investment Amount (per investor): $150.00

INVESTOR PERKS

$500+

Honor - Duty - Service:

You will receive a Starbucks gift card for $5, inviting you on board with a hot cup of coffee (free shipping).

$1000+

Above Perks PLUS:

We will Donate "In Your Name", a "Deployment Kit" that will get shipped to a service member. This kit helps ensure our service members have everything they need to start their deployment, as they prepare to leave for the front lines.

$5,000+

ALL Above Perks PLUS:

You will receive a "Brotherhood of Veterans" Ring with Black Onyx Inlay. The ring is a handcrafted solid stainless-steel ring with a genuine black onyx center stone, featuring a sculpted portrait of 3 veterans, patriotic motifs, and an engraved sentiment (gift box & free shipping).

$10,000+

ALL Above Perks PLUS:

You'll receive a Commemorative Engraved Men's Chronograph Watch, limited edition, one of 5,000! The engraved chronograph watch honors military history. The precision quartz movement watch is officially licensed and in a wood case. You choose between

Army, Navy, USMC, or Air Force (free shipping).

$25,000+

ALL Above Perks PLUS:

BONUS:

You'll receive a hotel Stay for two in any U.S. City. Choose from over 78,000 hotels in over 5,000 destinations. Choose from many "top branded" hotels, plus receive FREE admission to a nearby military museum of your choice.

The Company and its Business

Company Overview

As an innovative travel reservation service company, we proudly offer our entire military community and patriotic Americans outstanding travel value, by offering discounted leisure travel rates, on hotels, airline tickets, rental cars, and vacations. In addition, we contribute a percentage of our profits to veteran and military-related nonprofit organizations. We are empowering our community to book travel with meaning, while connecting them to world-class suppliers of travel services. Our website, OurMilitaryTravel.com, has the capacity of uniting millions of like-minded active and retired members of our Armed Forces and their families with an inspiring online travel brand whose mission is to help our community and veterans plan and book the perfect trip.

Competitors and Industry

Many of our current competitors are large Online Travel Agents (OTA's) and have a portfolio of branded websites. In addition, chain hotels and independent, alternative accommodation websites, such as Airbnb, catering to vacation homes, have existed longer than us, and have larger visitor bases, a wider range of travel offerings and services, and greater brand recognition, customer loyalty, and significantly greater financial, human, marketing, technical and other resources than us.

Current Stage and Roadmap

Our Military Travel, Inc. a Delaware corporation was formed in 2017 to engage in business in the online travel industry. To date, we have assembled our management and advisory teams, launched our flagship brand OurMilitaryTravel.com website, app, loyalty program and MilitaryMuseums.org, but have not yet launched the other components of our business plan. Specifically, we will have limited revenues from our operations in the near future. We intend to invest heavily in implementing and optimizing our marketing, advertising, strategic alliances, and branding initiatives. With our 45M+ strong military community, our future is very promising.

The Team

Officers and Directors

Name: Robert S. Rogener

Robert S. Rogener's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & Chief Executive Officer
  Dates of Service: May 18, 2017 - Present
  Responsibilities: The primary responsibilities include making major corporate decisions, managing the overall operations and resources of a company, and acting as the main point of communication between the board of directors and corporate operations.

Other business experience in the past three years:

- **Employer:** Avalon Integrated Marketing, Inc.
  Title: Founder and President
  Dates of Service: March 15, 2003 - May 17, 2018
  Responsibilities: Oversees and manages all aspects of digital marketing and advertising for small and medium-sized businesses, including SEO, adwords, equity crowdfunding advertising, and public relations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not

intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in investing in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class A Common Stock in the amount of up to ($107,000) in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in the "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on

additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The "Use of Proceeds" described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections are based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for"Booking Travel". Our revenues are therefore dependent upon the market for online travel.

Minority Holder; Securities with Voting Rights

The Class A Common Stock that you are buying has voting rights. However, you will be part of the minority shareholders of the Company and therefore will have limited ability to influence management's decisions on how to run the business. You are trusting management's discretion to make good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying voting common stock, but as a minority holder, and therefore you must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our services/products will be able to gain traction in the marketplace at a faster rate than our current services/products have. It is possible that our new services/products will fail to gain market acceptance for any number of reasons. If the new services/products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have services/products on the market and/or various respective service/product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent services/products earlier than us, or superior services/products than those developed by us. There can be no assurance that competitors will render our technology or services/products obsolete or that the services/products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Our Military Travel, Inc. was formed on May 18, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Our Military Travel Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Our Military Travel, Inc. is a good idea, that the team will be able to successfully market, and sell the service/product, that we can price products/services profitably, and sell products/services to enough peoples to make the Company successful. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent on recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee that fits with our team. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell service/products is dependent on outside government regulation. The laws and regulations concerning selling services/products may be subject to change and if they do in fact change, then selling of services/products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell the services/products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Our Military Travel, Inc. / - website,

OurMilitaryTravel.com or its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Our Military Travel, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Risk factors:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire Investment. In making an Investment decision, Investors must rely on their own examination of the Issuer and the terms of the offering, Including the merits and risks Involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms or the offering, nor does It pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an Independent determination that these securities are exempt from registration.

We are a pre-revenue company:

We are a pre-revenue company, have limited operating history and have yet to earn a profit. Because we have no revenue, it is challenging to evaluate our business projections. If we cannot raise adequate funds, we will not succeed or we will be required to raise additional capital. Our Military Travel Inc., a Delaware corporation was formed in 2017 to engage in business in the online travel industry. To date, we have launched our flagship brand OurMilitaryTravel.com and MilitaryMuseums.org website and app, but have not yet launched the other components of our business plan. Specifically, we will have limited revenues from our operations in the near future. We cannot assure at this time that we will be able to execute our overall objectives, that we will operate profitably, or that we will have adequate working capital to operate our business. We intend to invest heavily in implementing and optimizing our marketing, advertisings, strategic alliances, and branding initiatives. As a result, we might incur operating losses until we earn sufficient revenue from our operations. Even if the maximum amount is raised in our crowdfunding offering, we may need additional funds in the future to successfully develop our business, we might have to find additional sources of funding, which may be unavailable on favorable terms, or not at all.

Our business plan is speculative and subject to various risks and uncertainties:

Our business plan is speculative and subject to various risks and uncertainties. Our website traffic, and visitors might not increase significantly enough to maintain operational revenue needed for success. We may not succeed in creating any commercial revenue due to the ability to maintain relationships with our travel agent suppliers/partners, lack of marketplace acceptance, technological inefficiencies, and duopoly-related competition, or for other reasons. The demand for hotel, airline ticket and rental car reservation services and military-related content is uncertain. There is no assurance that we will ever earn significant revenue or a profit.

We have only one director:

We have only one director. Currently, the only member of our board of directors is CEO Robert Rogener. At this time, we do not have any committees of the board of directors. Robert Rogener has complete control over the direction of the Company, and does not have board members to rely on for feedback.

We are dependent on the economic conditions of the U.S.

We are dependent on the economic conditions of the U.S. Declines in travel or discretionary spending generally could reduce the demand for our travel services. During general economic downturns and or recessions, travel demand will likely reduce consumer confidence, which could cause consumers not to travel. The Company's business also depends on seasonality, with some traveling only on seasonal times of the year, rather than the whole year. Any significant decline in overall travel, may reduce demand for our services. The occurrence of any of the above could have a long-term adverse effect, or success on our business, results of operations, financial condition and survival.

The Online Travel industry in the U.S. is considered extremely competitive:

The Online Travel industry in the U.S. is considered extremely competitive and we may not be able to successfully compete against companies with substantially greater resources. Many of our current competitors are large Online Travel Agents (OTA's) and have a portfolio of branded websites, in addition, chain hotels and independent, alternative accommodation websites, such as Airbnb, catering to vacation homes, have existed longer than us, and have larger visitor base, they also have a wider range of travel offerings and services, and have greater brand recognition, customer loyalty, and significantly greater financial, human resources, marketing, technical and other resources than us. In addition, some of these companies can be our online travel agent suppliers/partners, providing us travel inventory, and this might be considered a barrier. Any of our competitors, or future competitors may attempt to develop, or may be currently developing, robust online and app related travel offerings targeting the military community, this could directly compete with our company and reduce or limit our market opportunity.

If we are unable to maintain or establish commercial relationships:

If we are unable to maintain or establish commercial relationships with our online travel suppliers/partners, our financial performance could be materially adversely affected. We rely on our online travel agent suppliers/partners to manage and power most aspects of the reservation and travel services process, including booking module, payment gateways, billing, customer service, rate available and access to all travel offerings. If our company is unable to maintain relationships with our online travel agent suppliers/partners or the prosperity and solvency of our online travel agent suppliers/partners is limited, we could be materially adversely affected. Our ability to attract users to our website depends on providing a comprehensive array of travel offerings, including hotel, airline ticket and rental car. To do so, we need to maintain relationships with a single, or multiple travel agent supplier/partners. The loss of existing relationships with our travel agent suppliers/partners, or our inability to continue to add new ones, may cause our services to cease. In addition, nearly all of our agreements with our travel agent suppliers/partners may be terminated at will or by either party. We cannot guarantee that our travel agent suppliers/partners will continue to work with us. We may also be unable to negotiate rate access, pricing or other terms that are consistent or more favorable within a competitive environment.

As a new company we have a limited operating history:

As a new company we have a limited operating history, and our financial projections and certain assumptions may prove to be inaccurate. Any projections or assumptions could be incorrect and would be subject to future conditions that may be out of our control. We may experience unforeseen costs or anticipated revenues might not occur, resulting in lower that forecasted results. We are unable to reassure that the results discussed in any financial projections will in fact be realized.

We will rely on the value of our brands:

We will rely on the value of our brands, and the costs of maintaining and enhancing our brand awareness may increase over time. We anticipate investing financial and human resources in our brands in order to retain and expand our customer base in our target markets.

Our processing, storage, use and disclosure of personal data exposes us to risks

Our processing, storage, use and disclosure of personal data exposes us to risks of internal or external security breaches and could give rise to liabilities. The security of data when engaging in electronic commerce is essential to maintaining consumer and travel service provider confidence in our services. Any security breach whether instigated internally or externally on our systems or other Internet-based systems could significantly harm our reputation and therefore our business, brand, market share and results of operations. Our existing security measures may not be successful in preventing security breaches. A party that is able to circumvent our security systems could steal consumer information or transaction data or other proprietary information. In the last few years, several major companies, including Yahoo!, Sony, Home Depot, JPMorgan, Target, Zappos, Apple, AOL, LinkedIn and Google experienced high-profile security breaches that exposed their customers' and/or employees' personal information. We will expend resources to protect against security breaches, and in the future, we may need to increase our security-related expenditures to maintain or increase our systems' security or to address problems caused and liabilities incurred by breaches. Security breaches could result in severe damage to our information technology infrastructure, including damage that could impair our ability to offer our services or the ability of consumers to make reservations or conduct searches through our services, as well as loss of customer, or other data that could materially and adversely affect our ability to conduct our business, satisfy our commercial obligations or meet our public reporting requirements in a timely fashion or at all. Security breaches could also result in negative publicity, damage our reputation, expose us to risk of loss or litigation and possible liability, subject us to regulatory penalties and sanctions, or cause consumers to lose confidence in our security and choose to use the services of our competitors, any of which would have a negative effect on the value of our brand, our market share and our results of operations. We also face risks associated with security breaches affecting third parties conducting business over the Internet. Consumers generally are concerned with security and privacy on the Internet, and any publicized security problems could negatively affect consumers' willingness to provide private information or effect commercial transactions on the Internet generally, including through our services. Our business is conducted with our third-party supplier/partners, which generate travel reservations through our infrastructure. Additionally, consumers using our services could be affected by security breaches at third parties such as travel service providers, payment processors or global distribution systems ("GDSs") upon which our third-party suppliers/partners rely. A security breach at any such third-party, could be perceived by consumers as a security breach of our systems and in any event could result in negative publicity, damage our reputation, expose us to risk of loss or litigation and possible liability and subject us to regulatory penalties and sanctions. In addition, such third parties may not comply with applicable disclosure requirements, which could expose us to liability.

Statements and discussions contained in this offering:
Statements and discussions contained in this offering, its attachments and on our websites, does NOT constitute endorsement by any military branch or U.S. Government institution, Department of Defense, including the United States Army, United States Navy, United States Marine Corps, United States Air Force, United States Coast Guard, the National Guard, or U.S. veterans organizations. Furthermore, they do not endorse or authorize Our Military Travel, Inc. in any way. The selling of these securities haven't been sanctioned, recommended or encouraged by the federal government.

If we were to lose the services of our key personnel could have a material adverse effect.
If we were to lose the services of our key personnel, we may not be able to execute our business strategy. Our success is substantially dependent on the performance of our CEO Robert Rogener, executive officers and key employees. The loss of any of our officers, especially our CEO, would have a material adverse effect on operations. We will generally be dependent upon Robert Rogener for the direction, management and daily supervision of our operations.

We may be unable to maintain or establish commercial relationships.
If we are unable to maintain or establish commercial relationships with our online travel suppliers/partners, our financial performance could be materially adversely affected. We rely on our online travel agent suppliers/partners to manage and power most aspects of the reservation and travel services process, including booking module, payment gateways, billing, customer service, rate available and access to all travel offerings. If our company is unable to maintain relationships with our online travel agent suppliers/partners or the prosperity and solvency of our online travel agent suppliers/partners is limited, we could be materially adversely affected. Our ability to attract users to our website depends on providing a comprehensive array of travel

offerings, including hotel, airline ticket and rental car. To do so, we need to maintain relationships with a single, or multiple travel agent supplier/partners. The loss of existing relationships with our travel agent suppliers/partners, or our inability to continue to add new ones, may cause our services to cease. In addition, nearly all of our agreements with our travel agent suppliers/partners may be terminated at will or by either party. We cannot guarantee that our travel agent suppliers/partners will continue to work with us. We may also be unable to negotiate rate access, pricing or other terms that are consistent or more favorable within a competitive environment.

Website traffic to our site may be diverted due to changes in search engine algorithms and this would have a material adverse effect on the Company.

We rely on search engines, like Google and Yahoo, which may change their business models in ways that could have a negative impact on our business and financial performance. We use Google, Yahoo and Bing and other Internet search engines to generate traffic to our websites, principally through organic and paid keyword placements. We obtain traffic via search engines and therefore utilize SEO techniques, and search engine marketing to improve our organic placement in relevant search queries. These search engines regularly update and change algorithms that determine the placement and display of organic results of a user's search. These changes could negatively affect our website traffic. In addition, traffic is directed to our website through our participation in cost per click advertising (CPC), display advertising, advertising networks, affiliate websites and social networking websites. Pricing and deliverable dynamics for these traffic sources can be expensive, and experience rapid variation, and varying levels of efficiency and effectiveness may occur. This cannegatively affect our ranking, our reduction in website traffic may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our marketing, advertising, and branding initiative may be unsuccessful

Our marketing, advertising, and branding initiatives may not be adequately implemented, or fail to resonate with our customers. We will market and advertise through a diverse spectrum of online and offline marketing techniques, some might include seasonal promotions, loyalty programs, hotel rebate programs, etc. Many of these initiatives might not connect and fail to resonate with our affinity target audience, if our initiatives are unsuccessful, we will not create enough traffic to sustain business operations.

Any significant disruption in our loyalty offerings could damage our reputation.

Any significant disruption in our loyalty offerings "Free Gift Rewards Program", or TextToTravel Hotel Concierge Service, could damage our reputation and result in a loss of users, which would harm our business. We depend on supplier connectivity and on the use of various technologies and systems used for administering our programs.

We rely on third party technology platforms and if they fail, we will be unable to administer and fulfill the programs.

If these third-party technology platforms fail, we will be unable to administer and fulfill the programs. As our Company grows in size, scope and complexity, we need to continue to fund the programs, if we are unable to adequately offer these programs, it could damage our brand, reputation and ability to offer an attractive loyalty program.

Technology interruptions would affect our ability to operate our businesses and maintain our competitiveness.

We rely on technology to operate our businesses and maintain our competitiveness, and any failure to invest in and adapt to technological developments could harm our business. We depend on the use of various technologies and systems, some from third parties, including technology and systems used for websites, apps, telephony, supplier connectivity, communications, fraud detection and administration. As our Company grows in size, scope and complexity, we might not have the financial resources to constantly improve and upgrade our systems and infrastructure functionalities. Any significant service disruption on our websites and apps or in our computer systems, some of which are currently hosted by third-party service providers, could damage our reputation and result in a loss of users, which would harm our business and results of operations. Interruptions in these systems, whether due to system failures, computer viruses or physical or electronic break-ins, could affect the security or availability of our services on our websites and apps and prevent or inhibit the ability of users to access our services.

Management may fail to apply the use of the proceeds effectively and this could permanently harm our business or have a negative effect on our business success.

We have broad discretion over the use of the proceeds we receive from this offering and may not apply the proceeds in ways that increase the value of your investment. We will have broad discretion in the usage of the net proceeds from this offering and, as a result, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds in ways that not all investors approve of or that may not yield a satisfactory return. The failure by our management to apply these funds effectively could permanently harm our business and have a negative effect on our business success.

If we become subject to legal proceedings, this could have a significant adverse effect on our financial condition and ability to operate.

From time to time, we could be involved in legal proceedings, which could adversely affect us. In the future, we could become subject to legal proceedings, litigations, claims or government investigations or inquires, which can be expensive, lengthy and disruptive to our normal operations. The outcomes of any potential legal proceedings, litigations, claims or government investigations or inquires could have a significant adverse effect on our final condition, and ability to operate.

If we fail to be competitive, our business would be adversely affected.

The industry in which we operate is dynamic. We will need to continuously adapt our business to remain competitive, including potential investments in evolving channels such as metasearch and mobile, as well as offering new consumer choices, including inventory types and transactional models, and increasing supplier inventory on our existing platform through partnerships. If we fail to appropriately adapt to competitive or consumer preference developments, our business could be adversely affected. Our attempts to adapt our current business model or practices or to adopt new business models and practices in order to compete, may involve significant risks and uncertainties, including distraction of management from current operations, expenses associated with the initiatives, different legal or tax requirements, inadequate return on investments, and other difficulties, as well as limit our ability to develop new site features. In addition, adaptations to our business may require significant investments. These new initiatives may not be successful and may harm our financial condition and operating results.

We may not be able to keep up with rapid technological changes, our business would be adversely affected.

We may not be able to keep up with rapid technological changes. The market in which we compete is characterized by rapidly changing technology, evolving industry standards, consolidation, frequent new service announcements, introductions and enhancements and changing consumer demands. We may not be able to keep up with these rapid changes. In addition, these market characteristics are heightened by the progress of technology adoption in various markets, including the continuing adoption of the Internet and online commerce in certain geographies and the emergence and growth of the use of smartphones and tablets for mobile e-commerce transactions, including through the increasing use of mobile apps. As a result, our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to continually innovate and improve the performance, features and reliability of our services in response to competitive service offerings and the evolving demands of the marketplace. In particular, we believe that it is increasingly important for us to effectively offer our services through mobile apps and mobile-optimized websites on smartphones and tablets. Any failure by us to successfully develop and achieve customer adoption of our mobile apps and mobile-optimized websites would likely have a material and adverse effect on our growth, market share, business and results of operations. Further, to the extent mobile devices enable users to block advertising content on their devices, our advertising revenue and our ability to market our brands and acquire new customers may be negatively affected. We believe that ease-of-use, comprehensive functionality and the look and feel of our mobile apps and mobile optimized websites increasingly will be competitively critical as consumers obtain more of their travel services through mobile devices. As a result, we intend to spend resources maintaining, developing and enhancing our websites and mobile platforms, including our mobile-optimized websites and mobile apps, and other technologies. Any failure to implement or adapt to new technologies in a timely manner or at all could adversely affect our ability to compete, increase our customer acquisition costs or otherwise adversely affect our business, and therefore adversely affect our brand, market share and results of operations.

Our processing, storage, use and disclosure of personal data exposes us to risks

Our processing, storage, use and disclosure of personal data exposes us to risks of internal or external security breaches and could give rise to liabilities. The security of data when engaging in electronic commerce is essential to maintaining consumer and travel service providerconfidence in our services. Any security breach whether instigated internally or externally on our systems or other Internet-based systems could significantly harm our reputation and therefore our business, brand, market share and results of operations. Our existing security measures may not be successful in preventing security breaches. A party that is able to circumvent our security systems could steal consumer information or transaction data or other proprietary information. In the last few years, several major companies, including Yahoo!, Sony, Home Depot, JPMorgan, Target, Zappos, Apple, AOL, LinkedIn and Google experienced high-profile security breaches that exposed their customers' and/or employees' personal information. We will expend resources to protect against security breaches, and in the future, we may need to increase our security-related expenditures to maintain or increase our systems' security or to address problems caused and liabilities incurred by breaches. Security breaches could result in severe damage to our information technology infrastructure, including damage that could impair our ability to offer our services or the ability of consumers to make reservations or conduct searches through our services, as well as loss of customer, or other data that could materially and adversely affect our ability to conduct our business, satisfy our commercial obligations or meet our public reporting requirements in a timely fashion or at all. Security breaches could also result in negative publicity, damage our reputation, expose us to risk of loss or litigation and possible liability, subject us to regulatory penalties and sanctions, or cause consumers to lose confidence in our security and choose to use the services of our competitors, any of which would have a negative effect on the value of our brand, our market share and our results of operations. We also face risks associated with security breaches affecting third parties conducting business over the Internet. Consumers generally are concerned with security and privacy on the Internet, and any publicized security problems could negatively affect consumers' willingness to provide private information or effect commercial transactions on the Internet generally, including through our services. Our business is conducted with our third-party supplier/partners, which generate travel reservations through our infrastructure. Additionally, consumers using our services could be affected by security breaches at third parties such as travel service providers, payment processors or global distribution systems ("GDSs") upon which our third-party suppliers/partners rely. A security breach at any such third-party, could be perceived by consumers as a security breach of our systems and in any event could result in negative publicity, damage our reputation, expose us to risk of loss or litigation and possible liability and subject us to regulatory penalties and sanctions. In addition, such third parties may not comply with applicable disclosure requirements, which could expose us to liability.

If our third-party suppliers/partners do not cooperate with our business model, our business, market share and results of operations could be harmed.

We are dependent on our third-party suppliers/partners, for all of our inventory, including car rentals, hotels and airline tickets. We rely on these third-party providers/partners to make their inventory available to consumers through us. During the course of our business, we will be in communications with our third-party suppliers /partners about the nature and extent of their participation in our services. A significant inventory reduction on the part of any of our third-party suppliers

/partners could have a material adverse effect on our business, market share and results of operations. To the extent that any of our third-party suppliers /partners cease to participate in our website offerings or decided to require consumers to purchase services directly from them, our business, market share and results of operations could be harmed.

Some statements and discussions contained in this offering, business plan, or attachments are not historical facts and constitute forward-looking statements, which can be identified by the use of forward-looking words such as "believes," "expects," "may," "intends," "anticipates," "plans," "estimates" and analogous or similar expressions intended to identify forward-looking statements.

Our Military Travel Inc. wishes to caution the reader of this summary that these forward-looking statements and estimates as to future performance, future valuations and other statements contained herein regarding matters that are not historical facts, are only predictions, and that actual results may differ. Information contained in this offering and its attachments has been compiled by Our Military Travel Inc. from sources believed to be credible and reliable. This information represents management's opinion and is meant for illustrative purposes. It does not represent the entire scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, perceived metrics, performance, or achievements.

Our Military Travel Inc. wishes to caution the reader of this summary that these forward-looking statements and estimates as to future performance, future valuations and other statements contained herein regarding matters that are not historical facts, are only predictions, and that actual results may differ.

Information contained in this offering and its attachments has been compiled by Our Military Travel Inc. from sources believed to be credible and reliable. This information represents management's opinion and is meant for illustrative purposes. It does not represent the entire scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, perceived metrics, performance, or achievements. Statements and discussions contained in this offering, its attachments and on our websites, does NOT constitute endorsement by any military branch or U.S. Government institution, Department of Defense, including the United States Army, United States Navy, United States Marine Corps, United States Air Force, United States Coast Guard, the National Guard, or U.S. veterans organizations. Furthermore, they do not endorse or authorize Our Military Travel, Inc. in any way. The sale of these securities have not been sanctioned, recommended or encouraged by the federal government.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Robert S. Rogener	12,750,000	Class b common stock	99.867822

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Series A Preferred Stock . As part of the Regulation Crowdfunding raise, the Company will be offering up to 428,000 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 70,000,000 with a total of 67,500 outstanding.

Voting Rights

Each holder of shares of Class A Common Stock shall have one (1) vote per share of Class A Common Stock owned.

Material Rights

The rights, preferences, powers, privileges and restrictions, qualifications and limitations of the Class A Common Stock are identical to those of the Class B Common Stock, other than with respect to the voting rights. For the purpose of this section, Class A Common Stock and Class B Common Stock shall together be referred to as "Common Stock". In the future, if preferred stock is sold, dividend rights subject to preferences may be given to preferred stockholders. Holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available. The payment of dividends to the Common Stock holders will be a business decision to be made by the Board from time to time based upon the results of our operations, our financial condition, and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid dividends and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of preferred stock that we may designate in the future.

Class B Common Stock

The amount of security authorized is 15,000,000 with a total of 12,750,000 outstanding.

Voting Rights

Each holder of shares of Class B Common Stock shall have four (4) votes per share of Class B Common Stock owned.

Material Rights

The rights, preferences, powers, privileges and the restrictions, qualifications and limitations of the Class B Common Stock are identical to those of the Class A Common Stock, other than with respect to the voting Rights. In the future, if preferred stock is sold, dividend rights subject to preferences may be given to preferred stockholders. Holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available. The payment of dividends to the Common Stock holders will be a business decision to be made by the Board from time to time based upon the results of our operations, our financial condition, and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid dividends and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of preferred stock that we may designate in the future.

Series A Preferred Stock

The amount of security authorized is 15,000,000 with a total of 0 outstanding.

Voting Rights

The rights associated with the Series A Preferred Stock is currently undefined and reserved for a potential future issuance that is currently unknown. It may have voting rights, liquidation preferences, and other rights. It was created in the event that the shareholders and the Board of Directors of the corporation should determine to utilize these shares to issue them to a future unknown strategic institutional investor or merger target.

Material Rights

The rights associated with the Series A Preferred Stock is currently undefined and reserved for a potential future issuance that is currently unknown. It may have voting rights, liquidation preferences, and other rights. It was created in the event that the shareholders and the Board of Directors of the corporation should determine to utilize these shares to issue them to a future unknown strategic institutional investor or merger target.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $50.00
  Number of Securities Sold: 67,500
  Use of proceeds: Legal services rendered
  Date: June 01, 2018
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:
24 months

Foreseeable major expenses based on projections:
1. Operations, advertising, and business development; 2. Website development; 3. Legal & intellectual property protection costs; and 4. Intermediary fees;

Future operational challenges:
At Our Military Travel Inc., we pride ourselves on finding, motivating, and retaining talented employees. We plan to utilize our connections to locate talent that believe in our mission statement. Giving employees ownership of the company helps induce these individuals to work for us. It is conceivable that we might encounter future operational challenges. For example, we rely on third parties travel agencies to provide a variety of essential business functions, including travel inventory, and they might not be able to perform their services in an adequate manner. In addition, our company could be vulnerable to hackers and this could adversely affect our business.

Future challenges related to capital resources:
Obtaining capital resources is always difficult for startups. For investors to determine profitability, it's important to keep in mind our business' vision and mission when analyzing our business model. We will operate with integrity, be vigilant about cash flow, learn from our competition, leverage our business and marketing acumen, and keep true to our goal of serving our military community by providing them with travel at a reasonable price. We rely on cash flow from travel commissions for our primary source of income. Because we are a pre-revenue company, we are relying on raising funds to market, build our brand, and grow our organization. Following this capital raise, we are planning on raising an additional $963,000 for a total amount of $1,070,000 in exchange for Class A Common Stock. As a small business entity, various bank loans and external financing can be very limited. If we are unable to obtain financing through a subsequent raise or loan, it will adversely affect operations, cash flow, and profitability.

Future milestones and events:
Various marketing-related milestones that will impact the company financially include the following: successful strategic alliances with various military-related organizations, companies, and non-profit organizations, the ability to exceed 100,000 website visitors per month, and visitors enrolling in our free gift loyalty rewards program. In addition, we will be hiring mini-brand ambassadors that are branch specific, for the Army, the Navy, the Marines, the Air Force, the Coast Guard, and the National Guard. We believe future milestones will reflect the success of our developing business model and future fundraising activity. Our future success is determined by the following: our ability to implement optimal timing of our business model, our management team possessing the leadership skills to motivate and adapt, and obtaining adequate funding.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
We currently have $11,200 in cash available.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
Any funds that are derived from equity crowdfunding will help propel our business model to the next phase. We are hopeful that we will raise $107,000 in this offering, and we will utilize equity crowdfunding again in the near future to obtain a total of $1,070,000. Many other future options of funding could include: equity, bank loans (debt), institutional funding, family offices, hedge funds, strategic alliance investments, or an IPO. Upon raising $1,070,000, we should be able to run our business off of net profits.

Are the funds from this campaign necessary to the viability of the company? (Of the

total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds we raise will help us get the traction for our future success. We are a pre-revenue company that needs cash to obtain market share and build ourselves as a branded travel leader in the military community.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We already have the technology, the website, and the infrastructure in place for success. The ability to continue to grow and obtain future market share is based on the current and future capital raises. Based on anticipated expenditures listed in "use of proceeds", we believe we will be able to be operate for 12 months due to our lack of debt, very lean operations, and existing infrastructure.

How long will you be able to operate the company if you raise your maximum funding goal?

The goal of this round of funding is instrumental to our short-term progress. Based on anticipated expenditures listed in "use of proceeds", we believe we will be able to operate for 24-36 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

At this time, we have limited financial resources. We will be aggressive and prudent when pursuing additional financing. All future capital fundraising will be instrumental for our long-term success.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $3,204,375.00

Valuation Details: We believe our website, OurMilitayTravel.com, our apps, technology, and strategic alliance agreements are very valuable. In addition, the skills and expertise of our management team are a vital asset to our business. Our CEO has extensive travel experience and helped with the successful IPO for United Online (NASDAQ:UNTD). Our Team Lead of Technology and Engineering was instrumental in building out many initiatives at Priceline (NASDAQ: BKNG) for over 8 years. As Director of Global Engineering, he was responsible for directing IT teams in the design, development, and implementation of enterprise initiatives. We believe that the management team's experience and insight adds to the company's valuation. Major online travel booking companies are very successful and have a history of acquiring brands for market share. An example of this is Expedia. Since 2010, Expedia has acquired over 10 companies, exceeding seven billion dollars. The military affinity market is untapped, has 45M+ potential customers, and is without a true branded leader. OurMilitayTravel.com offers a valuable inventory of hotels, rental car, and air, plus travel resources unique to the community it serves. With this huge opportunity, combined with our attributes, we believe we are poised to be the branded leader in this lucrative vertical and be a target for acquisition.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Advertising, operations, and business development*
  75.0%
  Online marketing and advertising is a critical component for our success. Advertising on third party online travel agent websites, as well as google pay-per-click and other strategic alliances are going to be critical for raising brand awareness. We believe the military community will be extremely loyal to our site as long as they know we exist. Therefore, online advertising will be instrumental to our operations.

- *Website developments, enhancements, and administration*
  14.0%
  User interface and web design is going to be critical to facilitate booking. Data analytics tools will help us determine the best design for our customer experience which has been proven to generate sales.

- *Legal and intellectual property*
  5.0%
  Fees for legal and intellectual property protection costs.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Advertising, operations, and business development*
  75.0%
  As we expand, our business operations will become increasingly expensive and we will be spending more money on advertising.

- *Website enhancements, development, and administration*
  14.0%
  Further website refinement.

- *Legal and intellectual property*
  5.0%
  Additional legal and intellectual property costs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at OurMilitaryTravel.com (The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at OurMilitaryTravel.com (The company will make annual reports available at OurMilitaryTravel.com/annualreport in the section titled "Annual Report".) The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ourmilitarytravelcom

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Our Military Travel, Inc.

[See attached]

Our Military Travel, Inc.

A Delaware Corporation

Financial Statements (Unaudited)
December 31, 2017

Our Military Travel, Inc.

TABLE OF CONTENTS

OUR MILITARY TRAVEL, INC.
BALANCE SHEET (UNAUDITED)
As of December 31, 2017

ASSETS

Current Assets:		
Cash and cash equivalents	$	4,932
Total Current Assets		4,932
TOTAL ASSETS	$	4,932

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Current Liabilities:		
Accounts payable	$	-
Total Current Liabilities		-
Total Liabilities		-
Stockholders' Equity:		
Series A Preferred Stock, $0.0001 par, 15,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2017		-
Class B Common Stock, $0.0001 par, 15,000,000 shares authorized, 12,750,000 shares issued and outstanding as of December 31, 2017		1,275
Class A Common Stock, $0.0001 par, 70,000,000 shares authorized, 0 shares issued and outstanding, as of December 31, 2017		-
Additional paid-in capital		11,777
Accumulated deficit		(8,120)
Total Stockholders' Equity		4,932
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	4,932

OUR MILITARY TRAVEL, INC.
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from May 18, 2017 (inception) to December 31, 2017

Net revenues	$	-
Costs of net revenues		-
Gross profit		-
Operating Expenses:		
General & administrative		6,470
Sales & marketing		350
Loyalty program gifts		1,200
Total Operating Expenses		8,020
Loss from operations		(8,020)
Other Income/(Expense):		
Donations		(100)
Total Other Income/(Expense)		(100)
Provision for income taxes		-
Net Loss	$	(8,120)

OUR MILITARY TRAVEL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the period from May 18, 2017 (inception) to December 31, 2017

	Series A Preferred Stock		Class B Common Stock		Class A Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount			
Balance at May 18, 2017 (inception)	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of common stock	-	-	12,750,000	1,275	-	-	11,777	-	13,052
Net loss	-	-	-	-	-	-	-	(8,120)	(8,120)
Balance at December 31, 2017	-	$ -	12,750,000	$ 1,275	-	$ -	$ 11,777	$ (8,120)	$ 4,932

No assurance is provided

See accompanying notes, which are an integral part of these financial statements.

-3-

OUR MILITARY TRAVEL, INC.
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from May 18, 2017 (inception) to December 31, 2017

Cash Flows From Operating Activities		
Net Loss	$	(8,120)
Net Cash Used In Operating Activities		(8,120)
Cash Flows From Financing Activities		
Proceeds from issuance of common stock		13,052
Net Cash Provided By/(Used In) Financing Activities		13,052
Net Change In Cash		4,932
Cash at Beginning of Period		-
Cash at End of Period	$	4,932
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

NOTE 1: NATURE OF OPERATIONS

Our Military Travel, Inc. (the "Company"), is a corporation organized May 18, 2017 under the laws of Delaware and headquartered in California. The Company operates a travel booking website, OurMilitaryTravel.com, marketed to the military community and patriotic Americans.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2017.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $0 as of December 31, 2017. The Company pays Federal and California income taxes at an effective blended rate of 28%. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2037, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet generated revenues or profits, incurred a net loss of $8,120 for the period ended December 31, 2017, has an accumulated deficit of $8,120 as of December 31, 2017, and lacks liquid assets with only $4,932 of cash available as of December 31, 2017. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIT)

The Company authorized 85,000,000 shares of common stock at $0.0001 par value, designated as 70,000,000 shares of Class A Common Stock and 15,000,000 shares of Class B Common Stock, and 15,000,000 shares of preferred stock at $0.0001 par value, designated as 15,000,000 shares of Series A Preferred Stock. As of December 31, 2017, 0, 12,750,000, and 0 shares of Class A Common Stock, Class B Common Stock, and Series A Preferred Stock were issued and outstanding, respectively. The Class A Common Stock are entitled to one vote per share, while Class B Common Stock are entitled to four votes per share.

In May 2017, the Company issued a 12,750,000 shares of Class B Common Stock to its founder at a price of $0.0001 per share, resulting in proceeds of $1,275. The founder contributed an additional $11,777 to the Company's equity during the period ended December 31, 2017.

NOTE 5: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We have adopted the new standard effective January 1, 2018.

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. We have adopted the new standard effective January 1, 2017.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Stock Issuances

On **June 1, 2018**, the Company issued **67,500** shares of Class A Common Stock in exchange for legal services rendered.

Management's Evaluation

Management has evaluated subsequent events through October 29, 2018, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Our Military Travel
Where Patriotic Americans Book Travel
OUR MILITARY TRAVEL .COM
Small OPO
Diamond Bar, CA
Travel/Tourism
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share





Bringing Patriotism to the Travel Industry

Invest in Our Military Travel Inc.

OurMilitaryTravel.com proudly offers the entire military community and patriotic Americans outstanding travel value paired with discounted leisure travel rates for a wide range of travel needs. These include:

- Hotels
- Airline tickets
- Rental cars
- Vacation packages
- Travel Insurance
- And more

This is not your ordinary travel booking website, with OurMilitaryTravel.com, being patriotic is paramount! **We give back to the military community by contributing a percentage of our profits to veteran and military-related nonprofit organizations**. Plus for all qualified hotels stays



nonprofit organizations. Plus for all qualified hotels stays, you receive a "Free Patriotic Gift" that's branch specific and 100% Free.

As a true startup, **Our Military Travel wants to honor the 45M+ military community and patriotic Americans.** We were founded by Robert Rogener, a serial Entrepreneur, Chief Executive Officer, and the proud son of a WWII Veteran. He saw the need for more comprehensive and innovative travel options tailored specifically for veterans, military personnel, military families, and patriotic Americans.

Estimates based on various sources, including, Data from the DOD Defense Manpower Data Center, Statista.com, Department of Veteran Affairs, and Pew Research.

A LETTER FROM THE FOUNDER TO PROSPECTIVE INVESTORS

We are very excited about this unique opportunity and honored that you are considering joining us. Before you look into the "offering documents," and its terms, there are a few items we would like to discuss.

OurMilitaryTravel.com is not your ordinary booking travel website, for us Patriotism is paramount! As an innovative travel booking company, we proudly offer our entire military community and patriotic Americans outstanding travel value, by offering discounted leisure travel rates, on hotels, airline tickets, rental cars, and vacations, in addition we contribute a percentage of our profits to veteran and military-related nonprofit organizations.

However, there are risks and/or rewards to investing with us. Before you invest, you should understand that our Military Travel Inc., is a very early stage company that is pre-revenue. The JOBS Act has made it possible for you to invest earlier than ever before. Historically, this stage of investing was reserved for angel investors or VC's - venture capitalists. Being a start-up, we are inherently risky, historical facts indicate most start-ups fail. But some start-ups become successful, changing history in a way they can be proud of.

We believe our dreams are worth fighting for, and hope to build our company from the ground up, owned by our community and Patriotic Americas. We would be honored if you make our dreams your dreams. Life is a journey... make the best of it!

Founder & CEO
Robert Rogener

Invest in Our Military Travel Inc. today!

The Offering

Investment

$0.25/Class A Common Stock │ When you invest you are betting the company's future value will exceed $3.3.

Perks*

$500+ Honor – Duty – Service Special Starbucks gift card for $5 inviting you on board with a hot cup of coffee. (Free Shipping)

$1,000+ Above Perks PLUS: We will Donate "In Your Name" a "Deployment Kit" that will get shipped to a service member: This kit helps ensure our service members have everything they need to start their deployment, as they prepare to leave for the front lines.

$5,000+ ALL Above Perks PLUS: "Brotherhood of Veterans" Ring with Black Onyx Inlay. Handcrafted solid stainless-steel ring. Sculpted portrait of 3 vets, genuine black onyx center stone, patriotic motifs, engraved sentiment. (Gift box & Free Shipping).

$10,000+ ALL Above Perks PLUS: Commemorative Engraved Men's Chronograph Watch. Limited edition of 5,000! Engraved chronograph watch that honors military history. Precision quartz movement. Officially licensed, and wood case. Either Army, Navy, USMC, or Air Force (Free Shipping).

$25,000+ ALL Above Perks PLUS: If any subscriber purchases $25,000 or more shares of Class "A" Common Stock, then that Subscriber will receive 10% more shares of Class "A" Common Stock PLUS Hotel Stay for two at Any U.S. City. Choose from over 78,000 hotels in over 5,000 destinations worldwide. Choose from many "top branded" hotels. Plus, FREE admission to a nearby Military Museum of your choice.

**All perks occur after the offering is completed*



These Offerings are eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

Our Mission



Help Our Military Community and Veterans Plan and Book the Perfect Trip! At the core of our DNA is Patriotism, travel value, and the commitment to enrich the lives of our community. Through our websites, apps, and curated content, we are focused on reshaping the way our well-deserved community searches, compares, and books great travel deals.

Life is a Journey Make the Best of it...

We know how important it is to book the perfect trip, at the right price. However, it can be tedious sorting through online travel websites, or going through a traditional travel agency. That's why we created OurMilitaryTravel.com - your one-stop-shop for all leisure travel needs.

Booking leisure travel for the military community is broken, with few quality options for those who have served their country. We provide meaningful TextToTravel concierge services, information on over 1,000 military museums at MilitaryMuseum.org, Free Gift Rewards program, an easy mobile experience, and all of our content is written by veterans or military spouses.



is written by veterans or military spouses.


Army Reserve
Air Force National Guard
Military Spouses & Families
Enlisted Active
Patriotic Americans
Navy
Veterans & Retired
Coast Guard Reserve
Military Universities & ROTC
Air Force Reserve
Our Community
USMC
Army National Guard
Marine Corps Reserve
Government Employees & Contractors
Navy Reserve
Merchant Marines
Army
Coast Guard
Air Force
DOD
Civil Air Patrol
Army Civilian Corps



We value each and every member of our military community and give back. We always strive to hire veterans or military spouses for part-time or full-time employment whenever we can. Our Military Travel Inc. is a patriotic business. Our dedication to our nation's defenders, veterans, and their loved ones is of the utmost importance to us. As such, we currently contribute yearly to the following organizations:

- American Legion
- Army Emergency Relief
- DAV.org
- Fisher House Foundation
- Gary Sinise Foundation
- KofC – Knights of Columbus
- HillVets
- Navy-Marine Corps Relief Society
- NGAUS – National Guard
- The Wounded Warrior Project
- USO – United Service Organizations
- VFW – Veterans of Foreign Wars

We aim to help military community facilitate their travel dreams all in one place. To do this, we increase our military community's access to the wealth of specials and promotional rates, and available military discounts. We alert them of what is readily available and give them the resources to enhance their trip.

Going Above and Beyond to Offer the Best of the Best to Our Military Community & Patriotic Americans



Our hotels selections is vast. With the capacity of over 700,000+ hotels in 20,000+ cities and over 100,000 promotional rates, millions of hotel reviews are



Our domestic and international flights inventory is immense. We have a vast selection of domestic and international flights, from and to over



Rental car options, from top brands, when you need them, where you need them. Booking a rental car was never easier, with no cost cancellations, a



Bundled Vacation Packages, to help you plan that complete vacation of a lifetime. Our vacation travel packages include offers of more than

available for our community to choose from.

more than 150 countries, with round trips, one-way or multi-city options.

book now and pay later feature, optional collision coverage, vendor promotional codes and discount codes.

35,000 hotels operating in over 7,500 cities. Discounted rates are offered by bundling airline ticket, hotel and rental car to various domestic and international destinations.







Our travel app makes things easy for mobile users. Such users want to easily book trips and find out information on vacationing, and our app makes it all too simple to do just that.

Our unique TextToTravel feature includes a phenomenal concierge service. This lets our community engage with a personal concierge, giving them that five-star experience. This concierge can help with booking trips, gathering information about a destination, considering options and amenities, all while addressing questions or concerns that may come up.

Free Gift Rewards Program. Travel loyalty programs are a highly successful element of the modern travel industry. Our Free Gift Rewards program is one of the cornerstones of our travel offerings, rewarding customers on qualified hotel stays with free, military themed gifts. Our premise is simple: Book with us, stay at a hotel, and get a hand-picked patriotic/military themed gift, sent to you, 100% free.

We know we can add optimum travel leisure benefits and commitment to enhance the lives of our military community. Our team possess years of technological and travel industry experience and is equipped with an advisory board that provides insight and objectivity. We believe that **managerial qualifications are as equally as important as patriotism.**

Providing value and variety are at the core of what we do. For this reason, we plan on continually improving the technological aspects of our platform, improving the experience of everyone who interacts with our brand.

A Brand Apart from the Rest - OurMilitaryTravel.com





As we build our brand, we want to maintain our independence as well as maintain a positive reputation within the military community. Wide selection, feedback, and one-on-one care are important to us, and it's about time that we show our appreciation for members of the military community.

Planned Use of Funds

Investments will help us to improve in many areas: primarily marketing, advertising, web enhancements, operations, and legal fees.

Marketing

Affinity marketing will be necessary to demonstrate to our audience and to show that we are prepared to cater to their demographics' needs. Currently, we utilize MilitaryMuseums.org, a website we own and operate. It offers the largest selection of U.S. Military Museums in the world! It has two long-term objectives. First: it can be used to create ancillary revenue from advertising placements on the website. Second: it can help us to provide incoming, pre-qualified traffic to OurMilitaryTravel.com.



We'd like to acquire new customers through paid social media, influencer marketing, PR, strategic video ads, strategic mobile advertising, direct mailers, paid searches, blogging, online promotions, and more. These marketing elements are key for optimal success of the platform and bringing the military community together.



Upgrading Our Technologies

We want the ability to upgrade our technology as it is made available. This will help us to provide the highest of quality service at all times. Keeping things up to date will drive more traffic to our site, especially in the realm of UI and UX design.

The Paperwork

Our intellectual property rights, including our trademarks, domain names, and common law copyright, are vital to our business. We filed a trademark application, and have successfully received a registered trademark with the United States Patent and Trademark Office.

Our Market and Competitive Edge

We're pursuing an alternative in the travel arena by focusing solely on active and retired military, their families, and patriotic Americans. OurMilitaryTravel.com is the first travel company of its kind of which we're aware. We are the first to focus on this untapped and neglected market and to commit to giving back a percentage of our profits to military-related nonprofit organizations and veterans' charities.

Compared to our competitors, we provide a unique, tailored value proposition especially for our military community:

- Great travel deals
- Free, patriotic gift rewards for qualified hotel stays
- Curated content created by veterans and military spouses
- TextToTravel hotel concierge service
- Upcoming seasonal hotel rebate program
- A percentage of profits go to military charities and nonprofits


Massive Market Opportunity
Military & Veterans Affinity Community
4x
Travels 4x More Than National Average
Active On Social Media
Recession Resistant Annual Income
$20B
Leisure Travel Market
45M+
Travelers
Loyal Segment - Exceptional Customer Lifetime Value
Conducive To Mobile Optimized Offerings
94% Notice When "Companies Are Military Friendly"
Untapped and Underserved

These perks are custom tailored around the lifestyle of members of our community, and we feel they will enjoy these unique features. Personalization paired with personable service will make the OurMilitaryTravel.com experience awesome for everyone involved.

Estimates based on various sources, including, Data from the DOD Defense Manpower Data Center, Statista.com, Department of Veteran Affairs, and Pew Research.

Help us create the best ecosystem for Military, Veterans, their families, and patriots, for maximum travel value and memorable experiences.

Invest in Our Military Travel Inc. today! Empower and help build a brand that is dedicated to providing better alternatives tailored to the military community.

Meet Our Team





Robert Rogener
Founder & CEO

Robert is the proud son of a WWII Veteran, serial Entrepreneur, Founder and Chief Executive Officer of Our Military Travel Inc., which operates a leisure travel booking website catering to the military community. Robert is a travel innovator who has had key roles in various travel and digital marketing companies for over 20 years.



Paul Gorrell
Team Lead of Technology & Engineering

With over 20 years of in-depth experience building enterprise software products in various industries, Paul Gorrell is a well-seasoned System Architect and Development Manager. Fifteen of those years have been dedicated to various facets of the travel and hospitality industry, working with companies like Priceline, One Way Limo, What To Do and Guru Booking.



John Tunsion
Interim Finance Team Lead

John is a proud Naval Academy graduate, with over 20 years of combined Finance, Consulting, Project Management and Operations Management experience, across eight countries/three continents, including: 13 years of progressive Finance Leadership roles in manufacturing, distribution and B2B/B2C businesses.



Tony White
Advisor

Col. Anthony White, USMC, Retired, is an Executive Manager with over 30 years of hands-on, in-depth experience in C-level administration and operations, in both the private and federal sectors. Anthony has an extensive background in Leadership, Strategic Planning, Partnership Management, Team Building, Sales/Marketing, and Project Management.



David McQuiggan
Advisor

David is currently serves as the Principal Director at The Aerospace Corporation, and has invaluable insight and extensive corporate managerial experience. Previously, David was CEO of The DaVin Corporation; President, COO, and CEO of Sabeus Inc.; and CEO, of Quixant, which was a publicly-traded company. David earned his BS from the University of Bath, and his MBA from Yale University.



Santos Lopez
Advisor

Santos served as a member of the US Navy from 1986-92 and the NY State Guard from 1994-2005. He has over 20 years' experience creating consumer integrated marketing strategies. His skills also include creating marketing messages and developing brand strategies. Santos takes pride in deploying client solutions, from your local Deli and restaurants to fortune 100 companies, Colleges/Universities, not for profit, political campaigns and government at the local, state, federal and international.

Offering Summary

Company :	Our Military Travel, Inc.
Corporate Address :	20955 Pathfinder Road #100, Diamond Bar, CA 91765
Offering Minimum :	$10,000.00
Offering Maximum :	$107,000.00
Minimum Investment Amount (per investor) :	$150.00

Terms

Offering Type :	Equity
Security Name :	Class A Common Stock
Minimum Number of Shares Offered :	40,000
Maximum Number of Shares Offered :	428,000
Price per Share :	$0.25
Pre-Money Valuation :	$3,204,375.00

INVESTOR PERKS

$500+

Honor - Duty - Service:

You will receive a Starbucks gift card for $5, inviting you on board with a hot cup of coffee (free shipping).

$1000+

Above Perks PLUS:

We will Donate "In Your Name", a "Deployment Kit" that will get shipped to a service member. This kit helps ensure our service members have everything they need to start their deployment, as they prepare to leave for the front lines.

$5,000+

ALL Above Perks PLUS:

You will receive a "Brotherhood of Veterans" Ring with Black Onyx Inlay. The ring is a handcrafted solid stainless-steel ring with a genuine black onyx center stone, featuring a sculpted portrait of 3 veterans, patriotic motifs, and an engraved sentiment (gift box & free shipping).

$10,000+

ALL Above Perks PLUS:

You'll receive a Commemorative Engraved Men's Chronograph Watch, limited edition, one of 5,000! The engraved chronograph watch honors military history. The precision quartz movement watch is officially licensed and in a wood case. You choose between Army, Navy, USMC, or Air Force (free shipping).

$25,000+

ALL Above Perks PLUS:

BONUS:

You'll receive a hotel Stay for two in any U.S. City. Choose from over 78,000 hotels in over 5,000 destinations. Choose from many "top branded" hotels, plus receive FREE admission to a nearby military museum of your choice.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Why create a leisure travel booking website dedicated to the military community, Veterans and Patriotic Americans? .....Because this affinity market is huge 45M+, underserved, untapped and unbranded.... And oh yeah..... Because they deserve real travel value... At the core of our DNA is Patriotism, travel value, and the commitment to enrich the lives of our community. Through our websites, apps, curated content. Introducing with passion and purpose, the premier one stop shop for all of your travel needs, ourmilitarytravel.com, we are focused on reshaping the way our well- deserved community, searches, compares and books great travel deals. We are inspired by our community, so let's band together to get the best travel deals on, hotels, flights, and rental cars. Our management team is in the right place at the right time, providing years of travel, marketing, technology and operations expertise. Finally our community has a voice... Together, help be a part of something special... "Life is a journey. Make the best of it."

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:22 PM 05/18/2017
FILED 03:22 PM 05/18/2017
SR 20173708793 - File Number 6415867

CERTIFICATE OF INCORPORATION

Of

OUR MILITARY TRAVEL, INC.

I, the undersigned, for the purpose of creating and organizing a corporation under the provisions of and subject to the requirements of the General Corporation Law of the State of Delaware (the "DGCL"), certify as follows:

1.   The name of the corporation is **Our Military Travel, Inc.** (the "Corporation").

2.   The address of the registered office of the Corporation in the State of Delaware is 16192, Coastal Highway, in the City of Lewes, Delaware, 19958. The name of the registered agent of the Corporation at such address is Harvard Business Services, Inc.

3.   The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4.   The total number of shares which the Corporation is authorized to issue is 100,000,000 shares having a par value of $0.0001 per share, divided into two series or classes of shares, designated "**Common Stock**" and "**Preferred Stock.**" The Preferred Stock shall be constituted by 15,000,000 shares designated as Series A Preferred Stock ("**Series A Preferred**"). The shares of Common Stock shall be further divided as follows: (i) 70,000,000 shares are designated as Class A Common Stock ("**Class A Common Stock**"); and (ii) 15,000,000 shares are designated as Class B Common Stock ("**Class B Common Stock**"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Class A Common Stock are identical to those of the Class B Common Stock other than in respect of voting rights. Each holder of Class A Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation. Each holder of Class B Common Stock shall have four votes in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation. For all purposes under this Certificate of Incorporation, the Class A Common Stock and Class B Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

5. The name and mailing address of the incorporators of the Corporation is:

Name

Gilbert J. Bradshaw

Address

9110 Irvine Center Drive, Irvine, CA 92618

6. Unless and except to the extent that the by-laws of the Corporation (the "By-laws") shall so require, the election of directors of the Corporation need not be by written ballot.

7. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of or repeal of this paragraph seven shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

8. The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Corporation. Any amendment, repeal or modification of this paragraph 8 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

9. In furtherance of, and not in limitation of, the powers conferred by statute, the board of directors is expressly authorized to adopt, amend or repeal the By-laws or adopt new By-laws without any action on the part of the stockholders; provided that any By-law adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered or repealed by the stockholders.

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10.   The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation of the Corporation (the "**Certificate of Incorporation**") or the By-laws, from time to time, to amend the Certificate of Incorporation or any provision thereof in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a direction or stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

11.   Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the By-laws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

[SIGNATURE PAGE FOLLOWS]

I, THE UNDERSIGNED, being the incorporator, for the purpose of forming a corporation pursuant to the DGCL, do make this Certificate of Incorporation, hereby acknowledging, declaring, and certifying that the foregoing Certificate of Incorporation is my act and deed and that the facts herein stated are true, and have accordingly hereunto set my hand this 18th day of May 2017.

Incorporator

By _____

Name: Gilbert J. Bradshaw